Nutr, Inc. (the “Company”) a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant’s Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Nutr, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 17, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	100,352	14,844
Prepaid Expenses	187,503	-
Inventory	139,293	14,000
Total Current Assets	427,148	28,844
Non-current Assets		
Other Assets	492	-
Total Non-Current Assets	492	-
TOTAL ASSETS	427,640	28,844
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	281,193	30,754
Line of Credit	21,348	-
Cash Advances	11,621	-
Notes Payable	67,200	
Sales Tax Payable	639	-
Other Liabilities	2,603	-
Total Current Liabilities	384,602	30,754
TOTAL LIABILITIES	384,602	30,754
EQUITY		
Member Equity	43,038	(1,910)
TOTAL LIABILITIES AND EQUITY	427,640	28,844

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	783,046	49,453
Cost of Revenue	263,673	42,869
Gross Profit	519,373	6,584
Operating Expenses		
Advertising and Marketing	284,941	2,742
Merchant Fees	26,060	9,554
Charity	630	90
General and Administrative	156,782	4,026
Total Operating Expenses	468,413	16,412
Operating Income (loss)	50,960	(9,828)
Other Income		
Other	2,996	-
Total Other Income	2,996	-
Provision for Income Tax	-	-
Net Income (loss)	53,956	(9,828)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	53,956	(9,828)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	251,077	8,552
Inventory	(125,293)	1,678
Prepaids	(187,503)	-
Other	(95)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(61,814)	10,230
Net Cash provided by (used in) Operating Activities	(7,858)	402
FINANCING ACTIVITIES		
Net Member Contributions/(Distributions)	(9,008)	13,360
Loans Receivable	2,205	-
Line of Credit	21,348	-
Notes Payable	67,200	-
Cash Advances	11,621	-
Net Cash provided by (used in) Financing Activities	93,366	13,360
Cash at the beginning of period	14,844	1,082
Net Cash increase (decrease) for period	85,508	13,762
Cash at end of period	100,352	14,844

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/19	(5,442)
Capital Contributions	13,360
Net Income (Loss)	(9,828)
Ending Balance 12/31/2019	(1,910)
Capital Distributions	(9,008)
Net Income (Loss)	53,956
Ending Balance 12/31/2020	43,038

Nutr, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Turk Industries LLC was formed on June 28, 2018, and operated as an E-commerce company in Ohio. The Nutr DBA was formed in November 2021. For the purposes of fundraising, Nutr, Inc, a Delaware C Corp was formed in June 2022 for the purpose of issuing shares of the C Corp that fully owns Turk Industries LLC.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

These financial statements include the results of operations and financial position of the Company and its wholly owned subsidiary, Turk Industries LLC. The Company was not in existence as of the years presented so retrospective presentation is reflected herein.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-based compensation

As of the years under review, the Company does not have an Equity Compensation plan.

Income Taxes

The Company was a pass-through entity therefore any income tax expense or benefit was the responsibility of the company's owners. As such, no provision for income tax was recognized on the Statement of Operations. The Company is currently a C Corporations subject to income tax ion the state it does business.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Loans - In November 2021, the Company entered into a loan agreement for $72,000 with an interest rate of 45.56% and a maturity date of November 2022. The balance of this loan was $67,200 as of December 31, 2021, and 2020, respectively.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	67,200
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 50,000,000 of capital stock. 50,000,000 shares were issued and outstanding as of 2020 and 2021 and are split between the two owners of the company 51/49.

With the Company's conversion to a C Corp in 2022, common stock, preferred stock, stock options, etc. authorization and issuances will be outlined in the Company's Articles of Incorporation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 17, 2022, the date these financial statements were available to be issued.

The Company converted to a Delaware C Corp in April 2022.

In February 2022, The Company entered into a loan agreement for $100,000, with an undisclosed interest rate, a total repayment amount of $136,999, and a maturity date of March 2023.

In May 2022, the Company entered into a capital agreement for $145,000, a remittance rate of 14%, and no maturity date.

In May 2022, the Company entered into a revolving loan agreement for an amount not to exceed $125,000, an interest rate of 15%, and an initial revolver maturity date of May 2023.

In July 2022, the Company interest into a Merchant and Security agreement for $100,000, and a purchase percent of 5%.

In February 2022, the Company opened a business line of credit for $100,000, and an APR of 63.26%.

In June 2022, the Company entered into a purchase agreement for $150,000 and a purchase percent of 21%.

In March 2022, the Company entered into a promissory note agreement for $250,000, an interest rate of 3.25%, although the interest rate is variable, and a maturity date of March 1, 2023.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has a limited operating history to base future results on and has posted losses in 2020 and negative cashflows from operations in 2021. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.